Exhibit (a)(5)(1)

       CLAYTON L. MATHILE ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF
                    PARTIAL CASH TENDER OFFER FOR SHARES OF
                      AREL COMMUNICATIONS AND SOFTWARE LTD.

Dayton, Ohio -- June 25, 2004 -- Clayton L. Mathile announced today the expiration and preliminary results of his previously announced cash tender offer to purchase 656,424 ordinary shares, par value NIS 0.001 per share, of Arel Communications and Software Ltd. (Nasdaq: ARLC), or such greater number of shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, at $4.75 per share, net to the seller in cash, without interest. The offer expired at 5:00 p.m., New York time, on Friday, June 25, 2004 (the "Final Expiration Date") and all conditions to the offer were satisfied.

Mr. Mathile has been informed by Arel that, as of the Final Expiration Date, there were 13,236,916 issued and outstanding (excluding 200,000 dormant shares) ordinary shares of Arel representing an equal number of voting rights. Accordingly, Mr. Mathile will purchase 661,846 shares in the offer, which represents 5% of the total voting rights of Arel outstanding as of the Final Expiration Date.

Based on a preliminary count by American Stock Transfer & Trust Company, the Depositary for the offer, as of the Final Expiration Date, approximately 8,263,172 shares of Arel had been validly tendered and not withdrawn, resulting in an estimated proration factor of approximately 8.01% of the shares tendered. The number of shares tendered and not withdrawn and the proration factor are preliminary and are subject to verification by the Depositary. The actual number of shares validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process. Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted under the offer and will return all other shares tendered.

Based on the estimated proration factor, after consummation of the transactions contemplated in the Offer to Purchase relating to the offer, Mr. Mathile is expected to beneficially own approximately 33.07% of the outstanding ordinary shares of Arel.

Any questions regarding the offer should be directed to MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 or toll free at
(800) 322-2885.

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions and political events. Clayton L. Mathile undertakes no obligation (and expressly disclaims any such obligation) to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.